Computershare
530 – 8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date:        December 17, 2014

To:          All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject:  TALISMAN ENERGY INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:                                                                                     Special Meeting
Record Date for Notice of Meeting:                                                 January 09, 2015
Record Date for Voting (if applicable):                                             January 09, 2015
Beneficial Ownership Determination Date:                                      January 09, 2015
Meeting Date:                                                                                       February 18, 2015
Meeting Location (if available):                                                         Calgary, AB
Issuer sending proxy related materials directly to NOBO:             No
Issuer paying for delivery to OBO:                                                   Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders                                                        No
NAA for Registered Holders                                                      No

Voting Security Details:

Description                                                   CUSIP Number                             ISIN
COMMON                                                     87425E103                                      CA87425E1034
CUM RT RST PFD SHARES, SER 1          87425E608                          CA87425E6082

Sincerely,

Computershare
Agent for TALISMAN ENERGY INC.